Exhibit 99.2

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

UNAUDITED

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
ASSETS	Unaudited

CURRENT ASSETS:
Cash and cash equivalents	$9,883	$6,848
Restricted bank deposits	33	32
Trade receivables	3,434	5,477
Inventories	1,482	2,699
Other account receivables and prepaid expenses	1,569	1,411

Total current assets	16,401	16,467

SEVERENCE PAY FUND	3,163	3,051

OTHER LONG -TERM RECEIVABLES	622	600

PROPERTY AND EQUIPMENT, NET	210	200

Total assets	$20,396	$20,318

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and share data

	June 30,	December 31
	2015	2014
LIABILITIES AND SHAREHOLDERS' EQUITY	Unaudited

CURRENT LIABILITIES:
Trade payables	$424	$1,524
Employees and payroll accruals	2,120	2,377
Deferred revenues and advances from customers	842	765
Other account payables and accrued expenses	1,518	1,739

Total current liabilities	4,904	6,405

NON- CURRENT LIABILITIES:
Deferred revenues	384	198
Accrued severance pay	3,636	3,453

Total long-term liabilities	4,020	3,651

Total liabilities	8,924	10,056

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Share capital: Ordinary shares of NIS 0.20 par value: Authorized: 9,997,670 shares at June 30, 2015 and December 31, 2014; Issued and outstanding: 8,588,093 and 8,447,307 shares at June 30, 2015 and December 31, 2014, respectively;	368	361
Additional paid-in capital	69,318	68,059
Accumulated other comprehensive loss	(1,758)	(1,062)
Accumulated deficit	(56,456)	(57,096)

Total shareholders' equity	11,472	10,262

Total liabilities and shareholders' equity	$20,396	$20,318

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and share data

	Six months ended June 30,
	2015	2014
	Unaudited
Revenues:
Products	$9,891	$9,002
Services	1,300	1,439

	11,191	10,441

Cost of revenues:
Products	2,213	2,844
Services	141	181

	2,354	3,025

Gross profit	8,837	7,416

Operating expenses:
Research and development	3,071	3,086
Less - royalty-bearing participation	148	587

Research and development, net	2,923	2,499

Selling and marketing, net	3,587	3,721
General and administrative	1,206	1,136

Total operating expenses	7,716	7,356

Operating income	1,121	60

Financial income (expenses), net	(374)	257

Income before taxes on income	747	317

Taxes on income	(107)	-

Net income	$640	$317

Basic net income per Ordinary Share	$0.08	$0.04
Diluted net income per Ordinary Share	$0.07	$0.04

Weighted average number of Ordinary Shares used in computing basic net income per Ordinary Share	8,501,254	7,995,073

Weighted average number of Ordinary Shares used in computing diluted net income per Ordinary Share	9,066,624	8,482,199

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except share and share data

	Six months ended June 30,
	2015	2014
	Unaudited

Net income	$640	$317

Other comprehensive loss:

Foreign currency translation adjustment	(696)	(247)

Other comprehensive loss	(696)	(247)

Comprehensive income (loss)	$(56)	$70

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited

Cash flows from operating activities:
Net income	$640	$317
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	44	46
Share-based compensation and restricted share units	786	291
Increase in severance pay, net	71	47
Decrease in trade receivables	1,798	1,451
Increase in other account receivables, prepaid expenses	(448)	(19)
Decreases in inventories	980	311
Decrease in trade payables	(1,101)	(1,068)
Decrease in employees and payroll accrual	(248)	(2)
Decrease (increase) in other account payables and accrued expenses	107	(321)
Increase in deferred revenue and advances from customers	335	480

Net cash provided by operating activities	2,964	1,533

Cash flows used in investing activities:

Maturity of restricted bank deposits	-	1,477
Purchase of property and equipment	(56)	(52)

Net cash provided by (used in) investing activities	(56)	1,425

Cash flows from financing activities:

Repayment of short-term bank credit	-	(629)
Proceeds from exercise of warrants into Ordinary Shares	80	20
Proceeds from exercise of options into Ordinary Shares	400	201

Net cash provided by (used in) financing activities	480	(408)

Foreign currency translation adjustments on cash and cash equivalents	(353)	118

Increase in cash and cash equivalents	3,035	2,668
Cash and cash equivalents at beginning of the period	6,848	1,185

Cash and cash equivalents at end of the period	$9,883	$3,853

(a)	Non-cash investing activities:
	Purchase of property and equipment	$8	$3

(b)	Cash paid for interest	$-	$8

(c)	Cash paid for taxes	$107	$-

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 1:-	GENERAL

a.
RADCOM Ltd (the "Company") is an Israeli corporation which provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. The Company specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. The Company's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM.

In February 2014, the MaveriQ was officially launched, and replaced the Company's OmniQ solution.  The MaveriQ is a unique, comprehensive, next-generation probe-based service assurance and CEM solution, designed to enable telecommunications carriers to carry out end-to-end voice and data quality monitoring and to manage their networks and services. The MaveriQ offers users a full array of drilldown and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting.

The Company has wholly-owned subsidiaries in the United States, Brazil and India that are primarily engaged in the sales, marketing and customer support of the Company's products in North America, Brazil and India, respectively.

b.
In December 2014, one of the Company's customers in Latin America sent a termination announcement to the agreement between the parties, claiming for refund of all amounts previously paid and damages. The Company currently believes that no potential loss with respect to claim to refund or damages fee is considered probable. See also Note 1b to the audited financial statement as of December 31, 2014.

c.
The Company has an accumulated deficit of $56,456 as of June 30, 2015. In addition, the Company's net cash provided by operating activities during the six months ended June 30, 2015 was $2,964. The Company has managed its liquidity needs through a series of cost reduction initiatives, including reduction in workforce and private placement transactions. The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity needs at least for the next 12 months. The Company’s foregoing estimate is based, among others, on its current backlog and pipeline.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 2:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and standards of the Public Company Accounting Oversight Board for interim financial information. Accordingly, they do not include all the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals, except as otherwise indicated) considered necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2015, consolidated results of operations and consolidated cash flows for the period of six months ended June 30, 2015 and 2014, have been included. The results for the period of six months ended June 30, 2015, are not necessarily indicative of the results that may be expected for the year to end on December 31, 2015.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as disclosed in the Company's Annual Report on Form 20-F for the period ended December 31, 2014 filed with the Securities and Exchange Commission ("SEC") on March 26, 2015, are applied consistently in these interim consolidated financial statements except:

Revenue recognition:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Insurance contracts do not fall within the scope of this ASU. The effective date of ASU 2014-09 is for annual reporting periods beginning after December 15, 2017. In July 2015, the FASB decided to defer by one year the effective date of this ASU. The ASU has not yet been adopted and the Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 4:-	INVENTORIES

	June 30,	December 31,
	2015	2014
	Unaudited

Raw materials	$174	$919
Finished products (*)	1,308	1,780

	$1,482	$2,699

(*)	Includes amounts of $282 and $1,208 at June 30, 2015 and December 31, 2014, respectively, with respect to inventory delivered to customers but for which revenue recognition criteria have not been met.

NOTE 5:-      COMMITMENTS AND CONTINGENCIES

Royalty commitments:

The Company receives research and development grants from the Office of the Chief Scientist ("OCS"). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3.5% from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, the maximum to be repaid is 100% plus interest at LIBOR.

The total research and development grants that the Company has received from the OCS as of June 30, 2015 were $38,442 which excluding accumulated interest of $13,360. As of June 30, 2015, the accumulated royalties paid to the OCS were $11,359. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $40,443 as of June 30, 2015.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 6:-	SHAREHOLDERS' EQUITY

a.
On April 3, 2013, the Company approved a new Share Option Plan (the "2013 Share Option Plan"). The 2013 Share Option Plan grants options to purchase Ordinary Shares. These options are granted pursuant to the 2013 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company's Board of Directors (the "Board") elected the "Capital Gains Route".

On February 2, 2015, our Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Share Option Plan, from 500,000 to 750,000.

b.
On February 19, 2015, the Company's Board of Directors adopted an amendment to the 2013 Share Option Plan (the "2013 Plan") pursuant to which the Company may grant options to purchase its ordinary shares, restricted shares and Restricted Share Units ("RSUs") to its employees, directors, consultants and contractors. The 2013 Plan expires on April 2, 2023.

c.
During the period of six months ended June 30, 2015, the Company's Board of Directors approved the grant of 157,750 options and 35,500 RSUs to certain employees (6,000 out of which are subject to shareholders approval). The options were granted at an exercise price ranged among $9.64 to $11.12 per share which is equal to the market value of the Company’s ordinary shares (the "Ordinary Shares") at the date of grant. Such options and RSUs have vesting schedule of one year over four equal quarterly installments, commencing as of the effective date of the grant.

d.	The following is a summary of the Company's stock options activity for the period of six months ended June 30, 2015:

	Number of options(in thousands)	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2014	766,125	5.38	3.55	$5,221
Granted *)	157,750	11.11
Exercised	(117,865)	3.40
Expired & Forfeited	(4,500)	12.14

Outstanding at June 30, 2015	801,510	6.76	3.44	$3,243

Vested and expected to vest at June 30, 2015	801,510	6.76	3.44	$3,243

Exercisable at June 30, 2015	605,698	6.17	3.11	$2,794

*) Excluding 35,500 RSUs granted as described in Note 6c.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last day of the second quarter of 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2015. This amount is impacted by the changes in the fair market value of the Ordinary Shares.

e.	As of June 30, 2015, stock options under the 2013 Share Option Plan are as follows for the periods indicated:

	Options outstanding at June 30, 2015			Options exercisable at June 30, 2015
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.7 - 1.95	7,950	1.23	0.94	7,950	1.23	0.94
2.56 - 4.86	304,435	3.46	3.37	264,435	3.51	3.23
5.0 - 8.60	230,725	6.13	3.68	191,225	6.01	3.55
10.80 - 13.16	258,400	11.38	3.40	142,088	11.60	2.42

	801,510			605,698

f.	The weighted average fair value of options and RSU's granted during the period of six months ended June 30, 2015 was $4.3 and $9.85, respectively.

g.
Share-based compensation and RSU's expenses:

As of June 30, 2015, the total amount of unrecognized stock-based compensation and RSU's expenses was approximately $379 which will be recognized over a weighted average period of 0.37 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 6:-	SHAREHOLDERS' EQUITY (Cont.)

h.	The total compensation cost related to all of the Company’s equity-based awards, recognized during the six months ended June 30, 2015 and 2014 (unaudited) was comprised as follows:

	Six months ended June 30,
	2015*)	2014
	Unaudited

Cost of revenue	$22	$8
Research and development, net	324	102
Selling and marketing, net	224	104
General and administrative	216	77

	$786	$291

*)	Including $140 compensation cost related to RSUs for the six months period ended June 30, 2015.

i.
Warrants:

During the period of six months ended June 30, 2015, 22,921 warrants have been exercised into 22,921 Ordinary Shares.

The Company's outstanding warrants and rights as of June 30, 2015 are as follows:

Issuance date	Outstanding and exercisable	Exercise price	Exercisable through
April 24, 2013	310,985	3.49	April 23, 2016

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 7:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial expenses (income), net:

	Six months ended June 30
	2015	2014
	Unaudited

Financial income:
Foreign currency translation adjustments	$22	$262
Interest from banks	$64	$101

	86	363

Financial expenses:
Interest and bank charges	(7)	(25)
Foreign currency translation adjustments	(453)	(81)

	(460)	(106)

Financial income (expenses), net	$(374)	$257

b.	Net income per share: The following table sets forth the computation of basic and diluted net income per share:

	Six months ended June 30
	2015	2014
	Unaudited
Numerator:

Numerator for basic net income per share	$640	$317

Effect of dilutive securities:
Option and warrants issued to grantees and investors, respectively	-	-

Numerator for dilutive net income per share	$640	$317

Denominator:

Denominator for dilutive net income per share - weighted average number of ordinary share	8,501,254	7,995,073

Effect of dilutive securities:
Option and warrants issued to grantees and investors, respectively	565,370	487,126

Denominator for diluted net income per share - adjusted weighted average number of ordinary share	9,066,624	8,482,199

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
The Company was a party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel.

Revenues related to this distribution agreement are included in Note 8c below as "revenues". These revenues are aggregated for total amount of $62 and $12 for the period of six months ended June 30, 2015 and 2014, respectively.

2.
Certain premises occupied by the Company and the US subsidiary are rented from related parties. The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts for lease payments for the period of six months ended June 30, 2015 and 2014 were $198 and $222, respectively.

3.
In December 2012, the Company entered into an initial consulting agreement ("Agreement") with certain consultant which is also the domestic partner of one of its principal shareholder and Chairman of the Company's Board of Directors. On April 27, 2015, the Audit Committee and Board of Directors of the Company approved an extension of the Agreement with the consultant for another year expiring on January 11, 2016 or as otherwise agreed to between the parties.

Based on the key terms of the Agreement being extended, the consultant provides advisory services to the Company’s management with respect to business operations in consideration for a monthly amount which shall not exceed the average monthly salary of employees in Israel, plus Israeli Value Added Tax.  During the period of six months ended June 30, 2015 and 2014, the Company recorded expenses incurred under this Agreement in amount of $18 and $20, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and share data

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	Balances with related parties:

	June 30,	December 31,
	2015	2014
	Unaudited
Assets:

Trade receivables	$2	$2
Other account receivables	$139	$-

Liabilities:

Trade payables	$132	$155
Other account payables and accrued expenses	$15	$11

c.	Transactions with related parties:

	Six months ended June 30,
	2015	2014
	Unaudited

Revenues	$62	$12

Expenses:
Cost of sales	$21	$28

Operating expenses:
Research and development, net	$128	$105
Sales and marketing, net	$59	$85
General and administrative	$28	$35